

August 23, 2012

Via Facsimile
Mr. Alessandro Bernini
Chief Financial Officer
ENI SpA
1, piazza Ezio Vanoni
20097 San Donato Milanese, Italy

> **Re:** **Eni SpA**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 5, 2012**
> **File No. 1-14090**

Dear Mr. Bernini:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Business Overview, page 30

Proved Undeveloped Reserves, page 37

1. We note that, for the three years ending December 31, 2009 through December 31, 2011, the aggregate conversion for your proved undeveloped reserves appears to have been approximately 33%. Removing PUD reserves for Kashagan and Libyan gas from consideration, the aggregate PUD conversion appears to have been about 46%. This is significantly less than the 60% aggregate conversion that, in the absence of specific circumstances, would be expected given the definition of undeveloped reserves provided in Rule 4-10(a)(31)(ii) of Regulation S-X. Describe for us, in reasonable detail, the factors that have resulted in your three year PUD conversion rate. Separately, explain to us your intentions and development plans for your proved undeveloped reserves, and explain how

your determination of proved undeveloped reserves complies with in Rule 4-10(a)(31)(ii) of Regulation S-X. Address whether you have made a final investment decision for all of your PUD reserves.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements, page F-1

2.   As a public company, your auditors are required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess their compliance with U.S. law and professional standards in connection with their audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditors (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditors' audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, in future filings, please state this fact under a separate risk factor heading. Explain this lack of inspection prevents the PCAOB from regularly evaluating your auditors' audits and their quality control procedures.

Supplemental oil and gas information (unaudited), page F-115

Crude oil (including condensate and natural gas liquids), page F-120

3.   We note that your presentation of oil reserves includes amounts attributable to natural gas liquids. Explain to us how this presentation takes into consideration the guidance in FASB ASC paragraph 932-235-50-4(a). If you have concluded that quantities of natural gas liquids are not significant, provide us a reasonably detailed analysis that supports your conclusion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant